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SEC FILE NUMBER 033-63635-08
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

(Check one):	 Form 10-K  Form 20-F  Form 11-K ☒ Form 10-Q  Form 10-D  Form N-SAR  Form N-CSR
NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2014
	Transition Report on Form 10-K
	Transition Report on Form 20-F
	Transition Report on Form 11-K
	Transition Report on Form 10-Q
	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Eastern 1997D Limited Partnership
Full Name of Registrant

Former Name if Applicable

1775 Sherman Street, Suite 3000
Address of Principal Executive Office (Street and Number)

Denver, CO 80203
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense	☒
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or  portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Partnership has determined that it is unable to file its Form 10-Q for the quarter ended March 31, 2014 by the May 15, 2014 due date or by the May 20, 2014 extension date.

The Partnership is not able to file a timely Form 10-Q for the quarter ended March 31, 2014, because it has not completed required financial statements for previous reporting periods.  In November 2005, the Partnership determined that its previously issued financial statements for the year ended December 31, 2004, and for the quarter ended March 31, 2005, should no longer be relied upon.  More information regarding the 2004 restatement and the Partnership’s initial efforts to file its comprehensive 2005 10-K including quarterly financial information can be found in its Current Report on Form 8-K filed with the SEC on November 15, 2005 and its Form 12b-25’s filed with the SEC on April 3, 2006 and August 15, 2006.

As disclosed and discussed further in the current report on Form 8-K filed October 26, 2006, in an effort to complete the 2005 annual financial statements on a timely basis, including the restatement of prior years financial statements, the managing general partner engaged Schneider Downs & Co., Inc. (“Schneider Downs”), as new auditors, for the Partnership and for 14 of the 25 other sponsored partnerships then subject to SEC reporting requirements.

As previously reported, on September 16, 2013, the Partnership filed a petition under Chapter 11 of the Bankruptcy Code (the "Chapter 11 Proceeding") with the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the "Bankruptcy Court"). The managing general partner appointed Karen Nicolaou to act as the Responsible Party for the Partnership and to oversee all actions for the Partnership in connection with the Chapter 11 Proceeding. As previously reported, (i) on January 30, 2014, the Partnership entered into a Purchase and Sale Agreement by and among the Partnership, the other Seller parties named therein and Alliance Petroleum Corporation (“Alliance”), pursuant to which, Alliance would acquire substantially all of the oil and gas properties of the Partnership; (ii) on January 31, 2014, the Partnership filed a Motion to Sell Substantially All of Its Assets (the “Sale Motion”) with the Bankruptcy Court, and (iii) on February 27, 2014, the Bankruptcy Court approved the Sale Motion. In light of the foregoing, on February 27, 2014, Schneider Downs resigned as the Partnership’s independent public accounting firm. On March 31, 2014, the Partnership completed the disposition of substantially all of its oil and gas properties. The Partnership remains in possession of its remaining assets and continues to operate its business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. Given the pending Chapter 11 Proceeding, the Partnership does not intend to appoint a new independent registered public accounting firm at this time.

At this time the managing general partner is not able to estimate when we will file all delinquent reports described in Part IV (2) below.

Because of the matters discussed above, management expects to have material weaknesses in its internal controls over financial reporting.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Scott Meyers
Chief Accounting Officer
PDC Energy, Inc.,
Managing General Partner	304	842-3597
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).          Yes    No ☒

Form 10-K for the period from December 30, 1997 (date of inception) to December 31, 1997 (filing subsequently withdrawn)
Form 10-Q for the quarter ended March 31, 1998 (filing subsequently withdrawn)
Form 10-Q for the quarter ended June 30, 1998 (filing subsequently withdrawn)
Form 10-Q for the quarter ended September 30, 1998 (filing subsequently withdrawn)
Form 10-K for the year ended December 31, 1998 (filing subsequently withdrawn)

Form 10-Q for the quarter ended March 31, 1999 (filing subsequently withdrawn)
Form 10-Q for the quarter ended June 30, 1999 (filing subsequently withdrawn)
Form 10-Q for the quarter ended September 30, 1999 (filing subsequently withdrawn)
Form 10-K for the year ended December 31, 1999 (filing subsequently withdrawn)
Form 10-Q for the quarter ended March 31, 2000 (filing subsequently withdrawn)
Form 10-Q for the quarter ended June 30, 2000 (filing subsequently withdrawn)
Form 10-Q for the quarter ended September 30, 2000 (filing subsequently withdrawn)
Form 10-K for the year ended December 31, 2000 (filing subsequently withdrawn)
Form 10-Q for the quarter ended March 31, 2001 (filing subsequently withdrawn)
Form 10-Q for the quarter ended June 30, 2001 (filing subsequently withdrawn)
Form 10-Q for the quarter ended September 30, 2001 (filing subsequently withdrawn)
Form 10-K for the year ended December 31, 2001 (filing subsequently withdrawn)
Form 10-Q for the quarter ended March 31, 2002 (filing subsequently withdrawn)
Form 10-Q for the quarter ended June 30, 2002 (filing subsequently withdrawn)
 Form 10-Q for the quarter ended September 30, 2002 (filing subsequently withdrawn)
Form 10-K for the year ended December 31, 2002 (filing subsequently withdrawn)
Form 10-Q for the quarter ended March 31, 2003 (filing subsequently withdrawn)
Form 10-Q for the quarter ended June 30, 2003 (filing subsequently withdrawn)
Form 10-Q for the quarter ended September 30, 2003 (filing subsequently withdrawn)
Form 10-K for the year ended December 31, 2003 (filing subsequently withdrawn)
Form 10-Q for the quarter ended March 31, 2004 (filing subsequently withdrawn)
Form 10-Q for the quarter ended June 30, 2004 (filing subsequently withdrawn)
Form 10-Q for the quarter ended September 30, 2004 (filing subsequently withdrawn)
Form 10-K for the year ended December 31, 2004 (filing subsequently withdrawn)
Form 10-Q for the quarter ended March 31, 2005 (filing subsequently withdrawn)
Form 10-Q for the quarter ended June 30, 2005
Form 10-Q for the quarter ended September 30, 2005
Form 10-K for the year ended December 31, 2005
Form 10-Q for the quarter ended March 31, 2006
Form 10-Q for the quarter ended June 30, 2006
Form 10-Q for the quarter ended September 30, 2006
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarter ended March 31, 2007
Form 10-Q for the quarter ended June 30, 2007
Form 10-Q for the quarter ended September 30, 2007
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008
Form 10-Q for the quarter ended June 30, 2008
Form 10-Q for the quarter ended September 30, 2008
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
Form 10-Q for the quarter ended June 30, 2009
Form 10-Q for the quarter ended September 30, 2009
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010
Form 10-Q for the quarter ended June 30, 2010
Form 10-Q for the quarter ended September 30, 2010
Form 10-K for the year ended December 31, 2010
Form 10-Q for the quarter ended March 31, 2011
Form 10-Q for the quarter ended June 30, 2011
Form 10-Q for the quarter ended September 30, 2011
Form 10-K for the year ended December 31, 2011
Form 10-Q for the quarter ended March 31, 2012
Form 10-Q for the quarter ended June 30, 2012
Form 10-Q for the quarter ended September 30, 2012
Form 10-K for the year ended December 31, 2012
Form 10-Q for the quarter ended March 31, 2013
Form 10-Q for the quarter ended June 30, 2013
Form 10-Q for the quarter ended September 30, 2013
Form 10-K for the year ended December 31, 2013

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           Yes ☒   No 

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, on February 27, 2014, Schneider Downs resigned as the Partnership’s independent public accounting firm. Given the pending Chapter 11 Proceeding, the Partnership does not intend to appoint a new independent registered public accounting firm at this time.

In March 2014, the Partnership completed the divestiture of all its remaining oil and gas properties for cash consideration of approximately $698,000.  The net proceeds from this divestiture were retained by the Partnership for payment of Bankruptcy costs or future distribution upon approval by the Bankruptcy Court.

We cannot comment on the results of our operations for the quarters ended March 31, 2014 and 2013 until the ultimate resolution of the matters discussed above.

Eastern 1997D Limited Partnership
________________________________
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2014	By	/s/ Karen Nicolaou
Karen Nicolaou, Responsible Party